05039534

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-A025427~~ 44127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31,2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
cfd Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 East Boulevard Street P.O. Box 2244
(No. and Street)

Kokomo, IN 46904-2244
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Owens (765) 453-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Randy Grimes, CPA, LLC
(Name – *if individual, state last, first, middle name*)

1821 Teasdale Lane Kokomo IN (765) 455-8517
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brent A. Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of cfd Investments, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brent Owens

Signature

President

Title

Bonnie L Uchida

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

cfd Investments, Inc.

Financial Statements
For the Years Ended
December 31, 2004 and 2003

Randy Grimes, CPA, LLC
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

cfd Investments, Inc.

Table of Contents
December 31, 2004 and 2003

Randy Grimes, CPA, LLC
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

I have audited the accompanying balance sheets of cfd Investments, Inc. as of December 31, 2004 and 2003, and the related statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of cfd Investments, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11-15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-3 of the Securities and Exchange Commission. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randy Grimes, CPA, LLC
Certified Public Accountant
February 25, 2005

<u>**cfd Investments, Inc.**</u>

Balance Sheets
December 31,

ASSETS

	2004	2003
Current Assets:		
Cash and cash equivalents (Note 2)	$ 125,898	$ 59,025
Investments (Note 1)	143,165	75,062
Commissions and fees receivable	106,624	82,006
Prepaid expenses and deposits	7,092	2,207
Total Current Assets	382,779	218,300
Property and Equipment (Note 5):		
Computers and software	163,510	120,565
Furniture and equipment	23,542	23,542
Total property and equipment	187,052	144,107
Less: accumulated depreciation	<117,438>	<97,156>
Net property and equipment	69,614	46,951
Other Assets:		
Deferred tax asset (Note 3)	0	33,338
Total Other Assets	0	33,338
Total Assets	$ 452,393	$ 298,589

LIABILITIES AND SHAREHOLDERS' EQUITY

		2004		2003
Current Liabilities:				
Accounts payable	$	15,289	$	17,172
Commissions payable		6,534		3,926
Short-term unsecured notes payable		0		10,000
Corporate income taxes payable (Note 3)		17,633		0
Current portion of long-term debt		0		1,459
Total Current Liablilties		39,456		32,557
Long-Term Liabilities:				
Notes payable		0		2,019
Less: current portion (above)		0		<1,459>
Total Long-Term Liablilties		0		560
Other Liabilities:				
Deferred income tax liabilities		19,133		0
Total Other Liablilties		19,133		0
Total Liabilities		58,589		33,117
Shareholders' Equity:				
Common stock, no par value, 500 shares authorized, 379 shares issued and outstanding		376,625		376,625
Additional paid-in capital		15,500		15,500
Retained earnings <deficit>		1,679		<126,653>
Total Shareholders' Equity		393,804		265,472
Total Liabilities and Shareholders' Equity	$	452,393	$	298,589

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statement of Changes in Stockholders' Equity
For the Years Ended
December 31, 2004 and 2003

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stock-holders ' Equity
Balance, January 1, 2003	$ 376,625	$ -0-	$ 15,500	$ <146,344>	$ 245,781
Capital increase	-0-				-0-
Net income <loss> for the year				19,691	19,691
Balance December 31, 2003	376,625	-0-	15,500	<126,653>	265,472
Capital increase	-0-				-0-
Rounding				1	1
Net income <loss> for the year				128,331	128,331
Balance, December 31, 2004	$ 376,625	$ -0-	$ 15,500	$ 1,679	$ 393,804

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statements of Operations
For the Years Ended December 31,

	2004	2003
Revenues:		
Commission revenues	$ 6,698,631	$ 3,983,845
Total revenues	6,698,631	3,983,845
Operating Expenses:		
Advertising and promotion	49,820	79,856
Clearing costs and fees	244,418	259,474
Commissions expense	5,364,158	2,990,741
Administrative fees	13,325	6,583
Education, seminars and meetings	35,388	21,421
Employee leasing/salaries	480,204	380,289
Telephone expense	19,171	8,422
Fidelity and surety bonds	5,450	4,704
Registrations, licenses and assessments	18,272	29,683
Professional services	16,064	12,246
Dues and subscriptions	20,725	28,284
Bad debts expense	5,704	0
Travel and entertainment	44,092	62,766
Office and computer expense	165,119	129,098
Rent and utilities	40,426	41,719
Repairs and maintenance	8,567	4,798
Interest expense	466	550
Depreciation and amortization	20,282	16,709
Miscellaneous expenses	4,617	4,049
Total expenses	6,556,268	4,081,392
Operating profit <loss>	142,363	<97,547>
Other Income:		
Interest and dividend income	4,697	1,174
Unrealized gain or loss	<1,497>	12,787
Seminars, fees and miscellaneous	52,872	109,166
Total other income	56,072	123,127
Net income <loss> before income taxes	198,435	25,580
Income taxes:		
State corporate income taxes	16,708	2,341
Federal corporate income taxes	53,396	3,548
Total income taxes	70,104	5,889
Net income <loss> after taxes	$ 128,331	$ 19,691

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents
For the Years Ended December 31,

	2004	2003
Cash Flows from Operating Activities:		
Cash received from customers	$ 6,668,972	$ 3,954,987
Cash paid to suppliers and employees	<6,488,033>	<3,979,966>
Investment income received	4,697	1,174
Interest paid	<84>	<496>
Miscellaneous receipts	5,884	47,428
Net Cash Provided <Used> by Operations	191,436	23,127
Cash Flows from investing activities:		
Net Proceeds From <Used For>:		
Acquisition of fixed assets	<42,945>	<19,517>
Net acquisition of investments	<69,599>	<9,408>
Net cash provided <used> in investing activities	<112,544>	<28,925>
Cash Flows from financing activities:		
Net Proceeds From <Used For>:		
Repayment of long-term debt	<2,019>	<1,376>
Principal payments on short-term debt	<10,000>	0
Net cash provided <used> in financing activities	<12,019>	<1,376>
Net increase <decrease> in cash and cash equivalents	66,873	<7,174>
Cash and cash equivalents, beginning of period	59,025	66,199
Cash and cash equivalents, end of period	$ 125,898	$ 59,025

	2004	2003
Cash Flows from Operating Activities:		
Net income <loss>	$ 128,331	$ 19,691
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	20,282	16,709
Unrealized gain <loss>	1,497	<12,787>
Bad debts expense	5,704	0
Changes in Operating Assets and Liabilities:		
<Increase> decrease in commissions receivable	<30,322>	<28,540>
<Increase> decrease in prepaid expenses	<4,885>	4,818
<Increase> decrease in deferred tax asset	33,338	5,889
Increase <decrease> in accounts payable	<1,883>	13,549
Increase <decrease> in commissions payable	2,608	3,798
Total Adjustments	63,105	3,436
Net Cash Provided <Used> by Operations	$ 191,436	$ 23,127

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Notes to Financial Statements
December 31, 2004 and 2003

Note 1- -*Significant* Accounting Policies:

cfd Investments, Inc., (the "Company") was incorporated in 1986 under the laws of the state of Indiana. However, no stock was issued, nor were any assets acquired until September, 1989. The Company is engaged in the security brokerage business. The Company was approved by its national regulatory agency, the National Association of Securities Dealers (NASD), effective January 16, 1990.

The books and records are maintained on the accrual basis of accounting, which is in accordance with generally accepted accounting principles. Under this method, income is recognized when earned and expenses when incurred. Commission income and expense are considered earned on the trade date of the transaction, with the exception of mutual funds made by customers directly, whereby income is recognized when commissions are received. Advertising costs are expensed as incurred. Significant policies are described below:

Organization costs:

Organization costs of $ 4,500 were incurred in 1989 for the start-up of the business. These costs have been amortized over 60 months, becoming fully amortized in 1994.

Depreciation:

For book purposes, assets are depreciated over the estimated useful lives, using the straight-line method of depreciation. For tax purposes, assets are recovered under the provisions of the Modified Accelerated Cost Recovery System (MACRS), as provided by the Tax Reform Act of 1986. The difference in these methods is the principle difference between book income as computed under generally accepted accounting principles, and taxable income. For 2004 and 2003, book depreciation and amortization totaled $ 20,282 and $ 16,709, respectively, while tax depreciation was $ 37,399 and $ 22,715.

Investments:

In accordance with industry standards, investments, which represent a mutual fund and securities, are reflected at market value. This value reflects an decrease over historical cost of $ 46,151, of which the current year portion of <$ 1,497> is reflected as an unrealized gain <loss> on the statement of operations.

Note 2- -Statements of Cash Flows:

The company considers all short-term, highly liquid investments, which are readily convertible to known amounts of cash, and whose original maturities are three months or less, to be cash equivalents.

Note 3- -Income Taxes:

Due to net operating losses incurred in 1989-1991, 1994-1998 and 2000-2001, there are no income tax liabilities for 2003 state or federal income taxes. For 2004 tax purposes, net operating loss carryforwards of $ 105,770 and $ 98,691 were fully utilized for federal and state income tax pursposes, respectively. For 2004, differences in book and tax depreciation result in an unfavorable timing difference of $ 52,471 and a favorable timing difference of $ 6,006 for 2003. Under present rules, the the current and cumulative effect of timing differences between financial reporting income and taxable income are recognized in deferred tax liability and deferred tax asset accounts.

Note 4- -Long-Term Debt:

The company acquired and financed a network server with Dell Corporation. Terms call for 36 monthly payments of $139.54, and interest computed at 8.99%. Amounts payable for 2004 were $ 1,459. The liability is fully paid at December 31, 2004.

Note 5- -Fixed Assets:

Fixed assets are recorded at historical cost. Depreciation is recorded using the straight-line method based upon the estimated useful lives of the assets (Note 1). Estimated useful lives of fixed assets, by class, are as follows:

Computers and software	5 years
Furniture and equipment	5-7 years

Changes by classification of fixed assets are summarized as follows:

Asset classification:	2003 Balance	Additions	Disposals	2004 Balance
Computers and software	$ 120,565	$ 42,945	$ 0	$ 163,510
Furniture and equipment	23,542	0	0	23,542
Totals	$ 144,107	$ 42,945	$ 0	$ 187,052

Changes by classification in the related accumulated depreciation are as follows:

Computers and software	$ 80,553	$ 17,739	$ 0	$ 98,292
Furniture and equipment	16,603	2,544	0	19,146
Totals	$ 97,156	$ 20,283	$ 0	$ 117,438

Note 6- -Common Stock:

Effective January 1, 1995, all 108 outstanding shares of preferred stock were exchanged for 27 shares of common stock in a nine-for-two exchange. The shares of preferred stock were surrendered by the shareholders December 31, 1994, with shares of common stock being issued effective January 1, 1995. In addition, three shares of common stock were issued in 1996, for total consideration of $ 9,375. In 1997, 83 shares were issued for total consideration of $ 237,500.

Note 7- -Net Capital Requirements:

The Company is subject to the Securities and Exchange Commision Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company had net capital of $ 280,556 and $ 149,638 at December 31, 2004 and 2003, respectively. These amounts were in excess of its required net capital of $ 50,000 and $ 50,000 by $ 230,556 and $ 99,638, respectively. The Company's net capital ratio was 22.13 percent and 22.13 percent for 2004 and 2003, respectively. There are no loans which are subordinated at December 31, 2004 or 2003.

For purposes of the computation of net capital, the following is the schedule of non-allowable assets:

		2004		2003
Non-marketable securities	$	18,900	$	18,900
Accounts receivable		8,739		5,576
Commissions receivable		0		2,800
Prepaid expenses		7,092		2,207
Deferred tax asset		0		33,338
Fixed assets (net)		69,614		46,951
Totals	$	104,345	$	109,772

The Company's computation of net capital under Rule 15c3-1 is presented on the following page.

Note 8- -Concentration of Credit Risk:

Current federal regulations provided for deposit insurance on amounts not exceeding $ 100,000 per depositor. The Company has no deposits in excess of these amounts at December 31, 2004.

cfd Investments, Inc.

Computation of Net Capital
December 31,

	2004	2003
Total assets	$ 452,393	$ 298,586
Total liabilities	58,589	33,117
Net worth	393,804	265,469
Add: subordinated loans	0	0
Adjusted net worth	393,804	265,469
Less: non-allowable assets	104,345	109,772
Current capital	289,459	155,697
Less: haircuts	8,903	6,059
Net capital	280,556	149,638
Required net capital	50,000	50,000
Excess net capital	$ 230,556	$ 99,638
Aggregate indebtedness	$ 58,589	$ 33,117
Aggregate indebtedness to net capital	20.88	22.13

The accompanying notes are an integral part of these financial statements.

Computation for Determination of Reserve Requirements And Information for Possession or Control Requirements Pursuant to Rule 15c3-3 December 31, 2004 and 2003

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession or control requirements under Securities and Exchange Commission Rule 15c3-3.

Reconciliation of Net Capital Computation and Rule 15c3-3 Reserve Requirement and Unaudited Part II or Part IIA

		2004		2003
Net capital per unaudited Part IIA		$ 317,320		$ 157,961
Increase <decrease> in commissions & fees	<5,704>		<6,105>	
Non-allowable portion	5,704	-0-	6,105	-0-
Increase <decrease> in prepaid expenses	0-		<6,105>	
Non-allowable portion	-0-	-0-	6,105	-0-
Increase <decrease> in fixed assets	-0-	-0-	2,750	-0-
Non-allowable portion	-0-	-0-	<2,750>	-0-
<Increase> decrease in depreciation	<3,141>		3,372	
Non-allowable portion	3,141	-0-	<3,372>	-0-
Increase <decrease> in deferred tax assets	33,338		<5,889>	
Non-alowable portion	<33,338>	-0-	5,889	-0-
<Increase> decrease in accounts payable		-0-		<7,884>
<Increase> decrease in notes payable		-0-		<438>
<Increase> decrease in income taxes payable		<17,633>		-0-
<Increase> decrease in deferred income taxes		<19,133>		-0-
Rounding		2		-0-
Net capital per audit		$ 280,556		$ 149,639

Randy Grimes, CPA, LLC
Certified Public Accountant
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

In planning and performing my audits of the financial statements of cfd Investments, Inc. for the years ended December 31, 2004 and 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by cfd Investments, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I also made a study ot the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization

and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject the the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of cfd Investments, Inc. management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Randy Grimes, CPA, LLC
Randy Grimes, CPA, LLC
Certified Public Accountant
February 24, 2005

Randy Grimes, CPA, LLC 1821 Teasdale Lane Kokomo, Indiana 46902-4570 (765) 455-8517
Member of the American Institute of CPAs and the Indiana CPA Society